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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                                      Commission File Number:       0-26886
                                                               -----------------

                        NOTIFICATION OF LATE FILING

(Check One): |_|  Form 10-K and Form 10-KSB     |_|  Form 11-K    |_|  Form 20-F

|X|  Form 10-Q and Form 10-QSB      |_|  Form N-SAR

For Period Ended:       September 30, 2001
                  ------------------------------------------

|_|  Transition Report on Form 10-K and Form 10-KSB

|_|  Transition Report on Form 20-F

|_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q and 10-QSB

|_|  Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________
_______________________________________________________________________________.

                                     PART I
                             REGISTRANT INFORMATION

 Full name of registrant:       HTTP TECHNOLOGY, INC.
                         -------------------------------------------------

 Former name if applicable:
                           -----------------------------------------------------

 Address of principal executive office (STREET AND NUMBER): 46 Berkeley Square
                                                            --------------------

 City, state and zip code:  London, UNITED KINGDOM  W1J 5AT
                            ----------------------------------------------------

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                                          PART II
                                  RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X|  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      |X|  (b)    The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_|  (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

      The Registrant is unable to file the subject report within the prescribed time period because the Registrant needs additional time to finish the process of compiling the financial information necessary to complete the financial statements and other disclosures required in its Form 10QSB.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            JASON E. FORSYTH              011-44-20-7598-4070
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                 (Name)                   (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          |X|  Yes          |_|  No

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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          |X|  Yes          |_|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              HTTP TECHNOLOGY, INC.
                    ----------------------------------------
                  (Name of Registrant as specified in charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Dated:  November 14, 2001           By   /s/ STEFAN ALLESCH-TAYLOR
                                             ---------------------------------
                                          Stefan Allesch-Taylor
                                          President and Chief Executive Officer

              INSTRUCTION. The form may be signed by an executive officer of the registrant or by any duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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      During the Company's fiscal year ended December 31, 2000, the Company undertook an aggressive growth campaign, fueled by the acquisitions of four separate companies. At December 31, 2000, the Company was just beginning product development using a proprietary technology owned by one of its subsidiaries, and simultaneously continued to offer certain services provided by its other subsidiaries. Much of the Company's activities during the nine months ended September 30, 2001 consisted of further product development using personnel teams in each of the Company's subsidiaries. As a result, much less time has been spent on providing revenue-generating services to third parties. Therefore, it can be expected that significant changes in results of operations will be reflected by the earnings statements to be included in the Company's Quarterly Report on Form 10-QSB.